130 Adelaide St. W., Suite 1901, Toronto, ON M5H 3P5 Tel: (416) 364-4938 Fax: (416) 364-5162 office@AvalonAM.com www.AvalonAdvancedMaterials.com

NEWS RELEASE

April 5, 2017	No. 17-06

Avalon commences 2,000 metre drilling program on Separation Rapids
Lithium Project, Kenora, Ontario

Toronto, ON – Avalon Advanced Materials Inc. (TSX: AVL and OTCQX: AVLNF) (“Avalon” or the “Company”) is pleased to announce that it has commenced a 10 hole, 2,000 metre diamond drilling program on its 100% owned Separation Rapids Lithium Project (the “Project”) near Kenora, Ontario. The program is expected to be completed over the next 6-8 weeks, following which an updated resource estimate will be prepared. The drilling program has a number of specific objectives including:

  Expanding the existing mineral resource of lithium (petalite) pegmatite mineralization which is open along strike and to depth;
  Quantifying the lithium mineralization in the resource model associated with lepidolite and other lithium micas versus lithium mineralization associated with petalite;
  Testing an undrilled target area 1 kilometre west of the known resource where a showing of petalite pegmatite sampled by the Company in 1997 yielded 1.56% Li2O across 8.9 metres; and
  Collecting geotechnical data for groundwater studies and mine planning in advance of permitting for site development.

Previous exploration work by Avalon in the 1990’s focused only on recovering the lithium mineral petalite as an industrial mineral product for glass-ceramics applications and consequently did not fully account for the lepidolite mineralization in the development model. However, as disclosed in the Company’s news release dated February 6, 2017, recent testwork conducted by Lepidico Ltd. of Perth, Australia (ASX:LPD, “Lepidico”) using its patented L-Max® hydrometallurgical process technology has successfully produced a battery grade lithium carbonate product from lepidolite sourced from the Separation Rapids property.

There are sub-zones in the Separation Rapids deposit where the lithium is dominantly contained in lepidolite, which can be concentrated separately from the petalite. This offers the potential for production of both a lithium carbonate product from a lepidolite concentrate as well as a lithium hydroxide product from a petalite concentrate, the latter as contemplated in the Company’s Preliminary Economic Assessment (“PEA”), finalized in November, 2016. The current drilling program will aid in differentiating petalite-dominant versus lepidolite-dominant resources in the block model and contribute to a revised development model for the Project. An updated PEA reflecting the new resource, as well as recent progress on process development work, is planned for this summer.

The technical information included in this news release has been reviewed and approved by the Company’s Vice President, Exploration, Dr. William Mercer, a Qualified Person under NI 43-101.

About Avalon Advanced Materials Inc.
Avalon Advanced Materials Inc. is a Canadian mineral development company specializing in niche market metals and minerals with growing demand in new technology. The Company has three advanced stage projects, all 100%-owned, providing investors with exposure to lithium, tin and indium, as well as rare earth elements, tantalum, niobium, and zirconium. Avalon is currently focusing on its Separation Rapids Lithium Project, Kenora, ON and its East Kemptville Tin-Indium Project, Yarmouth, NS. Social responsibility and environmental stewardship are corporate cornerstones.

For questions and feedback, please e-mail the Company at ir@AvalonAM.com, or phone Don Bubar, President & CEO at 416-364-4938.

This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements that the drilling program is expected to be completed over the next 6-8 weeks following which an updated resource estimate will be prepared, that it will aid in differentiating petalite-dominant versus lepidolite-dominant resources in the block model and contribute to a revised development model for the Project, that there may be the potential for production of both a lithium carbonate product from a lepidolite concentrate as well as a lithium hydroxide product from a petalite concentrate and that an updated PEA reflecting the new resource as well as recent progress on process development is planned for this summer . Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “potential”, “scheduled”, “anticipates”, “continues”, “expects” or “does not expect”, “is expected”, “scheduled”, “targeted”, “planned”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be” or “will not be” taken, reached or result, “will occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Avalon to be materially different from those expressed or implied by such forward-looking statements. Forward-looking statements are based on assumptions management believes to be reasonable at the time such statements are made. Although Avalon has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Factors that may cause actual results to differ materially from expected results described in forward-looking statements include, but are not limited to market conditions, Avalon’s ability to secure sufficient financing to advance and complete the Project, uncertainties associated with securing the necessary approvals and permits in a timely manner, assumptions used in the PEA proving to be inaccurate, uncertainties associated with Avalon’s resource and reserve estimates, uncertainties regarding global supply and demand for lithium and feldspar and market and sales prices, uncertainties associated with securing off-take agreements and customer contracts, uncertainties with respect to social, community and environmental impacts, uncertainties with respect to optimization opportunities for the Project as well as those risk factors set out in the Company’s current Annual Information Form, Management’s Discussion and Analysis and other disclosure documents available under the Company’s profile at www.SEDAR.com. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Such forward-looking statements have been provided for the purpose of assisting investors in understanding the Company’s plans and objectives and may not be appropriate for other purposes. Accordingly, readers should not place undue reliance on forward-looking statements. Avalon does not undertake to update any forward-looking statements that are contained herein, except in accordance with applicable securities laws.